Exhibit 4.60

Share Subscription Agreement

(This Agreement was signed by the following two parties on 29/1/2016 in Beijing)

Issuer: China Tower Corporation Limited (“China Tower”)

Subscriber: China Telecom Corporation Limited

In view that the Issuer and the Subscriber signed the “Agreement in relation to the Acquisition of Acquired Towers and Related Assets by Allotment and Issue of Shares and Payment of Cash” on 14 October 2015. Based on the aforesaid Agreement and the practical circumstances of Completion of tower-related assets, the Issuer confirmed the allotment of 119,344,615,024 shares in total at an issue price of RMB 1 per share.

1. Subscription Price

RMB 1 per share.

2. Subscription Amount and Quantity

The Subscriber confirmed to pay RMB 33,097,147,592 to subscriber for 33,097,147,592 shares.

3. Subscription Method

The Subscriber agreed to subscribe for the shares issued by way of assets contribution and cash contribution, of which the assets contribution was RMB 30,131,155,844 and the cash contribution was RMB 2,965,991,748.

4. Payment Method

The Subscriber has practically completed the assets contribution before 31 December 2015 and the cash contribution would be settled before 30 January 2016.

5. Shareholders’ Rights and Obligations

Both parties confirmed that the Subscriber should become the owner of shares allotted (or to be allotted) for this transaction on the effective date of this Agreement, and thereby entitle to the shareholder rights and bear the shareholders’ responsibilities. Both parties agreed that the Issuer should arrange the relevant procedures including the update of register of shareholders, amendments to Articles of Association and change in business registration within 30 days after signing the Share Subscription Agreement.

6. Effective Date and Copies

This Agreement was with effect from December 31, 2015. This agreement was executed in six duplicates where each party holding two copies and the rest copies to be submitted for examination and approval/record filing.

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This page is the signature page to the Share Subscription Agreement.

China Tower Corporation Limited

(seal)

Legal representative or authorized representative:

China Telecom Corporation Limited

(seal)

Legal representative or authorized representative: